Consolidated Financial Statements

(Expressed in thousands of United States (U.S.) dollars)

(Prepared in accordance with generally accepted accounting principles used in the
United States of America (U.S. GAAP))

CARDIOME PHARMA CORP.

Periods ended March 31, 2014 and 2013

(Unaudited)

CARDIOME PHARMA CORP.

Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of U.S. dollars, except share amounts)

(Prepared in accordance with U.S. GAAP)

	March 31, 2014	December 31, 2013

Assets

Current assets:
Cash and cash equivalents	$13,236	$10,984
Restricted cash (note 4)	2,349	2,323
Accounts receivable	7,175	6,674
Inventories (note 5)	7,434	6,597
Prepaid expenses and other assets	2,904	1,749
	33,098	28,327

Property and equipment (note 6)	586	618
Intangible assets (note 7)	17,580	18,069
Goodwill	318	318
	$51,582	$47,332

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$9,517	$14,003
Current portion of deferred consideration (note 2)	4,157	3,688
	13,674	17,691

Deferred consideration (note 2)	5,657	6,997
	19,331	24,688

Stockholders’ equity:
Common stock	284,522	272,083
Authorized - unlimited number with no par value
Issued and outstanding – 16,520,072 (2013 – 14,958,277)
Additional paid-in capital	33,489	33,349
Deficit	(303,880)	(300,746)
Accumulated other comprehensive income	18,120	17,958
	32,251	22,644
	$51,582	$47,332

Related party transactions (note 12)

Contingencies (note 13)

See accompanying notes to the consolidated financial statements.

2

CARDIOME PHARMA CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

(Prepared in accordance with U.S. GAAP)

	Three months ended
	March 31, 2014	March 31, 2013
Revenue:
Product revenues	$6,562	$-
Licensing, royalty and other fees	1,030	60
	7,592	60
Cost of goods sold	1,493	-
	6,099	60
Expenses:
Research and development	245	370
Selling, general and administration	7,999	2,209
Amortization (notes 6 and 7)	536	108
Restructuring (note 11)	-	(73)
Loss on disposition of property and equipment	-	27
	8,780	2,641
Operating loss	(2,681)	(2,581)

Other expense (income):
Interest expense (income)	254	(16)
Gain on settlement of debt (note 9)	-	(20,834)
Other income	(99)	(152)
Foreign exchange loss	181	28
	336	(20,974)
Income (loss) before income taxes	(3,017)	18,393
Provision for income taxes	117	-
Net income (loss)	$(3,134)	$18,393
Other comprehensive gain:
Foreign currency translation adjustments	162	-
Comprehensive income (loss)	$(2,972)	$18,393
Income (loss) per common share (note 10)
Basic	$(0.20)	$1.47
Diluted	(0.20)	1.47
Weighted average common shares outstanding
Basic	15,337,166	12,470,335
Diluted	15,337,166	12,494,170

See accompanying notes to the consolidated financial statements.

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CARDIOME PHARMA CORP.

Consolidated Statements of Stockholders’ Equity

(Unaudited)

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

For the three months ended March 31, 2014	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2013	$272,083	$33,349	$(300,746)	$17,958	$22,644
Net loss	-	-	(3,134)	-	(3,134)
Issuance of common stock	13,821	-	-	-	13,821
Share issue costs	(1,411)	-	-	-	(1,411)
Reallocation of additional paid in capital arising from stock based	29	(29)	-	-	-
compensation related to exercise of options
Stock-based compensation expense recognized	-	169	-	-	169
Foreign currency translation adjustments	-	-	-	162	162
Balance at March 31, 2014	$284,522	$33,489	$(303,880)	$18,120	$32,251

For the three months ended March 31, 2013	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2012	$262,439	$32,754	$(305,519)	$18,185	$7,859
Net income	-	-	18,393	-	18,393
Stock-based compensation expense recognized	-	93	-	-	93
Balance at March 31, 2013	$262,439	$32,847	$(287,126)	$18,185	$26,345

See accompanying notes to the consolidated financial statements.

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CARDIOME PHARMA CORP.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended
	March 31, 2014	March 31, 2013
Operating activities:
Net income (loss) for the period	$(3,134)	$18,393
Items not affecting cash:
Amortization	536	108
Stock-based compensation	226	93
Gain on settlement of debt (note 9)	-	(20,834)
Unrealized foreign exchange gain	56	24
Loss on sale of property and equipment	-	27
Changes in operating assets and liabilities:
Restricted cash	(25)	-
Accounts receivable	(508)	791
Inventories	(839)	-
Prepaid expenses and other assets	(1,154)	(33)
Accounts payable and accrued liabilities	(4,452)	(1,051)
Net cash used in operating activities	(9,294)	(2,482)

Investing activities:
Purchase of property and equipment	(3)	-
Purchase of intangible assets	(12)	(18)
Net cash used in investing activities	(15)	(18)

Financing activities:
Issuance of common stock, net of share issue costs	12,410	-
Proceeds from sale of property and equipment	-	24
Repayment of long-term debt	(871)	(13,000)
Net cash (used in) provided by financing activities	11,539	(12,976)

Effect of foreign exchange rate changes on cash and cash equivalents	22	(44)
Increase (decrease) in cash and cash equivalents during the period	2,252	(15,520)
Cash and cash equivalents, beginning of period	10,984	41,267
Cash and cash equivalents, end of period	$13,236	$25,747

Supplemental cash flow information:
Interest paid	$296	$-
Interest received	-	16
Net income taxes paid	45	-

See accompanying notes to the consolidated financial statements.

5

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three months ended March 31, 2014 and 2013

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, reoccurring adjustments necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2013 filed with the appropriate securities commissions. The results of operations for the three month periods ended March 31, 2014 and 2013 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, sales of BRINAVESSTM and AGGRASTATTM, payments from research collaborators, and licensing fees. The Company’s ability to attain profitability and positive cash flows from operations is dependent on a number of factors, including costs associated with commercialization efforts and clinical trials, the outcome of which cannot be predicted at this time. As a result, in the future it may be necessary for the Company to raise additional funds. These funds may come from sources such as entering into strategic collaboration arrangements, the issuance of shares from treasury, or alternative sources of financing. However, there can be no assurance that the Company will be able to successfully raise sufficient funds to continue the development and commercialization of our products and our operational activities.

2.	Acquisition:

On November 18, 2013 (“Closing” or “Closing Date”), the Company completed the acquisition of Correvio LLC (“Correvio”) (the “Transaction”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, focused on the worldwide marketing, excluding the United States, of AGGRASTATTM, a branded prescription pharmaceutical. The Company acquired 100% of Correvio through the purchase of a combination of assets and shares of its subsidiaries in exchange for 19.9% of the Company’s outstanding shares (pro forma ownership of approximately 16.6%) and deferred consideration of $12,000. The deferred consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually. The deferred consideration must be repaid in full by December 1, 2019.

The Transaction was accounted for as an acquisition of a business; accordingly, the assets acquired and liabilities assumed were recorded at their respective fair values as of the acquisition date. The determination of fair value requires management to make significant estimates and assumptions. The excess of the purchase price over the value assigned to the net assets acquired was recorded as goodwill. There have been no changes to the purchase price allocation since December 31, 2013. For further details, please refer to note 4 of the Company’s

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three months ended March 31, 2014 and 2013

2.	Acquisition (continued):

consolidated financial statement for the year ended December 31, 2013 for the purchase price allocation and related acquisition information.

3.	Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of their short-term nature. As at March 31, 2014, the carrying value of the Company’s deferred consideration approximates its fair value based on current market borrowing rates. The deferred consideration is classified as Level 3 of the fair value hierarchy.

4.	Restricted cash:

At March 31, 2014, restricted cash included $1,000 (December 31, 2013 - $1,000) relating to amounts held in escrow in a non-interest bearing account in connection with the acquisition of Correvio (note 2). This amount will be released from escrow upon the Company’s payment of all amounts owing under the deferred consideration liability plus all applicable accrued interest.

The Company also held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities and for value-added tax liabilities of $1,349 (December 31, 2013 - $1,158) and $nil (December 31, 2013 - $165), respectively. Average interest rates on these deposits range from nil to 0.01% (2013- nil to 0.01%).

5.	Inventories:

	March 31,	December 31,
	2014	2013

Finished goods	$2,883	$1,941
Work in process	3,035	3,052
Raw materials	1,442	1,546
Inventory consigned to others	74	58
	$7,434	$6,597

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three months ended March 31, 2014 and 2013

6.	Property and equipment:

		Accumulated	Net book
As at March 31, 2014	Cost	amortization	value

Laboratory equipment	$625	$500	$125
Production equipment	289	6	283
Software	106	28	78
Computer equipment	148	92	56
Leasehold improvements	39	22	17
Furniture and office equipment	39	12	27

	$1,246	$660	$586

		Accumulated	Net book
As at December 31, 2013	Cost	amortization	value

Laboratory equipment	$629	$488	$141
Production equipment	286	-	286
Software	96	13	83
Computer equipment	144	87	57
Leasehold improvements	39	17	22
Furniture and office equipment	39	10	29

	$1,233	$615	$618

Amortization expense for the three months ended March 31, 2014 amounted to $35 (three months ended March 31, 2013 - $26).

7.	Intangible assets:

		Accumulated	Net book
As at March 31, 2014	Cost	amortization	value

Marketing rights	$15,830	$595	$15,235
Trade name	1,131	42	1,089
Patents	4,191	2,935	1,256

	$21,152	$3,572	$17,580

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three months ended March 31, 2014 and 2013

7.	Intangible assets (continued):

		Accumulated	Net book
As at December 31, 2013	Cost	amortization	value

Marketing rights	$15,830	$199	$15,631
Trade name	1,131	14	1,117
Patents	4,179	2,858	1,321

	$21,140	$3,071	$18,069

Amortization expense for the three months ended March 31, 2014 amounted to $501 (three months ended March 31, 2013 - $82).

8.	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities comprise:

	March 31,	December 31,
	2014	2013

Trade accounts payable	$3,643	$5,719
Employee-related accruals	1,490	3,367
Restructuring (note 11)	55	732
Interest payable	86	125
Other accrued liabilities	4,243	4,060

	$9,517	$14,003

9.	Long term debt:

On February 28, 2013, the debt settlement agreement dated December 10, 2012, and amended on December 31, 2012, between the Company and Merck Sharp and Dohme Corp. (formerly Merck & Co, Inc.) (Merck) was further amended, allowing the Company to pay the balance of the debt settlement amount prior to March 31, 2013. On March 1, 2013, the Company paid the remaining $13,000 of the $20,000 agreed-upon debt settlement payment, extinguishing all outstanding debt obligations to Merck. The Company recorded a gain on debt settlement of $20,834 for the three months ended March 31, 2013. With this final payment, all outstanding debt obligations are extinguished and Merck has released and discharged the collateral security taken in respect of the advances under the line of credit.

9

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three months ended March 31, 2014 and 2013

10.	Basic and diluted income (loss) per share:

Reconciliations between basic and diluted income (loss) per shares are set forth below:

	March 31,	March 31,
	2014	2013

Net income (loss)	$(3,134)	$18,393
Weighted average number of common shares for basic income per share	15,337,166	12,470,335
Dilutive effect of options	-	23,835
Diluted weighted average number of common shares for diluted income per share	15,337,166	12,494,170

Basic income (loss) per share	$(0.20)	$1.47
Diluted income (loss) per share	$(0.20)	$1.47

As of March 31, 2014, a total of 1,140,912 options are not included in the computation of diluted EPS because their effects are anti-dilutive for the period.

11.	Restructuring:

In connection with the acquisition of Correvio, the Company terminated several employees in its efforts to integrate Correvio’s operations.

In March and July of 2012, the Company reduced its workforce, exited redundant leased facilities and terminated certain contracts. The workforce reduction initiative was completed in 2012, with the related liability substantially paid out in the first quarter of 2013. Idle-use expense and other charges recognized in the year ended December 31, 2012 included lease termination costs. The majority of the liability associated with idle-use expense and other charges, which is related to redundant leased facilities, has been fully settled.

The following tables summarize the provisions related to the restructuring for the three months ended March 31, 2014 and March 31, 2013:

	Employee termination benefits	Idle-use expense and other charges	Total
Balance at December 31, 2013	718	14	732
Payments made	(663)	-	(663)
Non-cash items	-	(14)	(14)
Balance at March 31, 2014	55	-	55

10

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three months ended March 31, 2014 and 2013

11.	Restructuring (continued):

	Employee termination benefits	Idle-use expense and other charges	Total
Balance at December 31, 2012	320	247	567
Revisions to prior accruals	(8)	(65)	(73)
Payments made	(305)	(1)	(306)
Non-cash items	-	(32)	(32)
Balance at March 31, 2013	7	149	156

12.	Related party transactions:

The Company did not enter into any material related party transactions during the three months ended March 31, 2014 and March 31, 2013.

13.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into various agreements with third parties that include indemnification provisions. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

11

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three months ended March 31, 2014 and 2013

14.	Segmented information:

The Company previously operated in one business segment with substantially all of its consolidated assets and operations located in Canada.

During 2013, the Company began recognizing revenue from product sales at which time management began to measure the Company’s operations by the geographic area in which such products are sold.

Three months ended March 31, 2014	Europe	Rest of World	Total
Revenue	4,024	3,568	7,592
Cost of goods sold	748	745	1,493
Gross margin	3,276	2,823	6,099
Gross margin %	81%	79%	80%
Interest expense (income)	255	(1)	254
Amortization expense on property and equipment	10	25	35

Three months ended March 31, 2013	Europe	Rest of World	Total
Revenue	-	60	60
Cost of goods sold	-	-	-
Gross margin	-	60	-
Gross margin %	-	100%	-
Interest expense (income)	-	(16)	(16)
Amortization expense on property and equipment	-	26	26

Property and equipment by geographic area were as follows:

	March 31, 2014	December 31, 2013

Europe	125	132
Rest of world	461	486

	586	618

12

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three months ended March 31, 2014 and 2013

15.	Common share financing

On February 18, 2014, the Company completed a prospectus supplement under which the Company may sell up to US $8,900 of its common shares through at-the-market (ATM) offerings. On February 18, 2014, the Company sold 30,513 shares under an ATM offering and received proceeds of $298.

On March 11, 2014, the Company completed a prospectus offering of 1,500,000 common shares from treasury for gross proceeds of CAD $15,000 and 1,500,000 common shares in a secondary offering from CarCor Investment Holdings LLC, the shareholder from which we purchased Correvio, for gross proceeds of CAD $15,000, both at CAD $10.00 per common share, for a combined offering of CAD $30,000. This short form prospectus offering was made on a bought deal basis.

13